CONSENT OF QUALIFIED PERSON

Paul G. Tietz, C.P.G.
Mine Development Associates, Inc.
210 South Rock Blvd.
Reno, Nevada 89502

I, Paul G. Tietz, C.P.G., consent to the public filing of the Technical Report titled “Escobal Guatemala Project NI 43-101 Preliminary Economic Assessment” and dated July 24, 2013 (the “Technical Report”) by Tahoe Resources Inc.

I also consent to any extracts from or a summary of the Technical Report in the following news releases:

  “Tahoe Resources Announces Updated NI 43-101 Resource,” dated May 7, 2012, and
  “Tahoe Resources Clarifies PEA Disclosure,” dated July 24, 2013.

I certify that I have read the aforementioned News Releases filed by Tahoe Resources Inc. and that they fairly and accurately represent the information in the sections of the Technical Report for which I am responsible.

Dated this 24 July 2013.

“Paul G. Tietz"
Signature of Qualified Person

Paul G. Tietz
Print Name of Qualified Person